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PROCESSED
DEC 22 2008
THOMSON REUTERS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/05 (MM/DD/YY) AND ENDING 01/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westminster Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York (City) N.Y (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman, LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

DEC 18 2008

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westminster Securities Corporation, as of January 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MINERVA GORDIAN
Notary Public, State of New York
No. 01GO5870819
Qualified in Bronx County
Commission Expires May 31, 2010

Minerva Gordian
Notary Public

Signature

CFO/COO
Title

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2006

WESTMINSTER SECURITIES CORPORATION

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Westminster Securities Corporation

We have audited the accompanying statement of financial condition of Westminster Securities Corporation (the "Company") as of January 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Westminster Securities Corporation as of January 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
March 23, 2006

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2006

ASSETS

Cash and cash equivalents	$ 276,060	
Securities owned:		
Marketable, at market value	1,455,846	
Non-marketable, at fair value	905,855	
Due from clearing broker	803,039	
Due from floor broker	40,821	
Prepaid expenses and other assets	201,413	
Secured demand notes	1,400,000	
Property and equipment, net	148,592	
Due from brokers	278,853	
Security deposit	116,515	
TOTAL ASSETS		$ 5,626,994

The accompanying notes are an integral part of this financial statement.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2006

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Securities sold, not yet purchased, at market value	$ 744,354	
Accounts payable and accrued expenses	2,360,438	
Due to brokers	119,603	
Income taxes payable	127,505	
Deferred income taxes	34,859	
Unsecured loan payable	100,000	
TOTAL LIABILITIES		$ 3,486,759
SUBORDINATED BORROWINGS		1,400,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, class "A" voting, $1.00 par value; 1,000 shares authorized; 751 shares issued and outstanding	751	
Common stock, class "B" non-voting $2.00 par value; 1,000 shares authorized; issued and outstanding - none	--	
Additional paid-in capital	185,189	
Retained earnings	554,295	
TOTAL STOCKHOLDERS' EQUITY		740,235
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 5,626,994

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization and Nature of Operations

Nature of Business

Westminster Securities Corporation (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange ("NYSE").

The Company is a full-service, retail-oriented brokerage firm, specializing in the trading and sale of primarily equity securities as well as proprietary trading for its own account and provides corporate finance and investment banking services to corporations and businesses. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company has offices in New York, Georgia, Missouri and Florida.

NOTE 2 - Summary of Significant Accounting Policies

Valuation of Securities Owned - Marketable and Non-Marketable

Marketable securities which consist of publicly traded unrestricted common stock are valued at the closing price on the valuation date.

Non-marketable securities consist of restricted common stock in publicly held companies and non-tradable warrants exercisable into common stock of public companies. These non-marketable securities are carried at fair value as determined in good faith by management.

The Company determines fair value of restricted common stock in publicly held companies and non-tradable warrants exercisable into common stock of public companies based upon the market price of the related unrestricted common stock, adjusted for discounts relating to various degrees of trading restrictions.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Securities Transactions

Proprietary securities transactions are recorded on a trade-date basis.

Property and Equipment

Property and equipment is stated at cost.

NOTE 2 - Summary of Significant Accounting Policies, continued

Income Taxes

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the difference are expected to reverse. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some or the entire deferred tax assets amount will not be realized.

Use of Estimates in the Financial Statement

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Concentrations of Credit Risk

The Company is engaged in trading and a broad range of securities brokerage and investment services to primarily retail customers, as well as corporate finance and investment banking services to corporations and businesses. Counter parties to the Company's business activities include broker-dealers and clearing organizations, and can include banks and other financial institutions. The Company uses a clearing broker to process transactions and maintain customer accounts on a fee basis for the Company. The Company permits the clearing broker to extend credit to their customers secured by cash and securities in the customer's account. The Company's exposure to credit risk associated with the non-performance by their customers and counter parties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counter parties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing broker for losses it incurs while extending credit to the Company's customers. It is the Company's policy to review, as necessary, the credit standing of their customers and each counter party. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable. At January 31, 2006, there are no amounts due from customers included in the accompanying statement of financial condition.

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the statement of financial condition.

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk, continued
The Company's activities can include the purchase and sale of stock options and warrants. Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used to conduct trading activities and manage market risk. The Company may receive warrants or purchase options as part of its investment banking activities.

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. The Company controls risk by maintaining accounts with large, reputable financial institutions. At times, such amounts may exceed FDIC limits. At January 31, 2006, the Company had balances in excess of FDIC limits

NOTE 3 - Due from Clearing Broker and Clearing Agreement

At January 31, 2006, amounts due from the clearing broker of $803,039, includes fees and commissions. The Company's clearing agreement expired during the year ended January 31, 2006 and is currently on a month-to-month basis.

NOTE 4 - Secured Demand Notes and Subordinated Borrowings

The secured demand notes at January 31, 2006 of $1,400,000 are collateralized by cash and state municipal bonds in the amounts of approximately $1,201,000 and $605,000, respectively, and are approved by the NYSE. The related subordinated borrowings are payable to two stockholders and a broker of the Company. The notes bear interest at 6% per annum and are due as follows; $200,000 due on May 1, 2007, $300,000 on July 1, 2007, $400,000 on July 15, 2007, $300,000 on October 4, 2007 and $200,000 due on April 15, 2008.

These subordinated loans have automatic renewal clauses to extend the maturity dates an additional year. The Company has agreed to pay interest on the subordinated borrowings at 6% per annum on the ending monthly balance of the collateral for the secured demand notes. At January 31, 2006, accrued interest on subordinated borrowings was $81,722.

NOTE 4 - Secured Demand Notes and Subordinated Borrowings, continued

The secured demand notes were available to compute net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("SEC rule 15c3-1"). The borrowings are subordinated to the claims of the present and future general creditors of the Company and cannot be repaid where such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC rule 15c3-1.

During the year ended January 31, 2006, the Company issued three secured demand note collateral agreements totaling $700,000.

On December 14, 2005, a subordinated borrowing of $300,000 under a secured demand note collateral agreement matured.

NOTE 5 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased at January 31, 2006, consist of trading and investment securities, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$1,455,846	$744,354

Non-marketable securities at January 31, 2006 are as follows:

Restricted common stock in public companies	$ 393,703
Non-tradable warrants to purchase common stock in public companies	512,152
	$ 905,855

NOTE 6 - Property and Equipment

Property and equipment at January 31, 2006 consisted of the following:

	Amount	Estimated Useful Lives
Computer and office equipment	$462,330	3-5 years
Furniture and fixtures	49,644	7 years
Computer software	9,216	3 years
Leasehold improvements	89,086	Life of lease
	610,276	
Less: accumulated depreciation and amortization	461,684	
Property and Equipment, Net	$148,592	

NOTE 7 - Unsecured Loan Payable

A prospective trader provided the Company a $200,000 unsecured loan as an inducement to support his trading profile. The Company repaid $100,000 of this loan during the year reducing the balance to $100,000. The loan bears interest at the prevailing annual rate paid by the Company's clearing broker and has no specific repayment terms.

NOTE 8 - Stockholders Equity

On December 30, 2005, the Company paid $200,000 to a stockholder for the repurchase and retirement of 249 shares of common stock thereby reducing the number of outstanding shares from 1,000 to 751.

NOTE 9 - Income Taxes

Deferred tax assets and liability at January 31, 2006 consist of the following:

	Amount
Deferred tax assets:	
Depreciation and amortization	$45,010
Accrued expenses	13,910
Total deferred tax assets	58,920
Deferred tax liability:	
Non-tradable warrants	(93,779)
Deferred Tax Liability, Net	$34,,859

The Company has recorded a reduction in the valuation allowance of $70,719 during the year ended January 31, 2006.

The difference between the federal statutory tax rate and the Company's effective income tax rate is due to the utilization of federal and state net operating losses and the New York Liberty Zone Tax Credit.

NOTE 10 - Commitments and Contingencies

Lease Commitments

The Company has a non-cancelable lease for its corporate office, which expires in August 2012. The lease agreement includes provisions requiring the Company to pay its proportionate shares of utilities, operating costs and real estate taxes. In addition, the Company leases a New York Stock Exchange seat at an annual rate of $65,000 per year under an agreement expiring June 2006. In addition, the Company leases vehicles, and other equipment under various operating leases expiring on various dates through February 2009. Future minimum annual rentals under the above non-cancelable operating leases as of January 31, 2006 are as follows:

For the Year Ending January 31,	Total	Office and Seat Leases	Equipment Leases
2007	$ 335,890	$ 278,002	$ 57,888
2008	320,931	263,043	57,888
2009	284,046	280,011	4,035
2010	280,011	280,011	--
2011	280,011	280,011	--
Thereafter	396,678	396,678	--
Total	$1,897,567	$1,777,756	$119,811

NOTE 10 - Commitments and Contingencies, continued

Letter of Credit

In connection with the lease for its corporate office, the Company is required to maintain a standby letter of credit of approximately $115,000 for the purpose of collateralizing future lease payments. The letter of credit is collateralized by a certificate of deposit of $116,515 included as a security deposit in the accompanying statement of financial condition.

Legal Matters

In the normal course of the Company's business, the Company is involved in claims, lawsuits and arbitrations brought by its customers and former employees. It is the opinion of management, based upon its evaluation of each of these matters, that the resolution of all claims presently pending would not have a material adverse effect on the financial condition of the Company.

NOTE 11 - 401(k) Plan

The Company has a defined contribution 401(k) plan (the "Plan"). The Plan covers all employees who are 21 years of age and have 6 months of prior service with the Company. Those eligible employees may defer part of their compensation up to the maximum allowable by the Internal Revenue Code.

The Company is not required to match any employee contributions, but may do so at its discretion. There was no matching contribution by the Company for the year ended January 31, 2006.

NOTE 12 - Net Capital Requirements

The Company is subject to SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2006, the Company's net capital amounted to $764,509, which was $363,509 in excess of its required net capital of $401,000. The Company's aggregate indebtedness to net capital ratio was 3.54 to 1 at January 31, 2006.

END